UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Integrated Silicon Solution, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45812P107

(CUSIP Number)

March 7, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

X	Rule 13d-1(c)

Rule 13d-1(d)

———————

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45812P107	13G	Page 2 of 11 Pages

1	Name of Reporting Persons. I.R.S. Identification Nos. of above person (entities only) Riley Investment Partners Master Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares	5	Sole Voting Power 532,452
Beneficially Owned by	6	Shared Voting Power -0-
Each Reporting	7	Sole Dispositive Power 532,452
Person With	8	Shared Dispositive Power -0-
9	Aggregate Amount Beneficially Owned by Each Reporting Person 532,452
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 2.0%[1]
12	Type Of Reporting Person (See Instructions) PN

———————

1

Based on 26,646,980 shares of Common Stock outstanding at February 1, 2008, as reported in Integrated Silicon Solution, Inc.’s (the “Issuer”) Quarterly Report on Form 10-Q for the quarter ended December 31, 2007 filed with the Securities and Exchange Commission on February 11, 2008.

CUSIP No. 45812P107	13G	Page 3 of 11 Pages

1	Name of Reporting Persons. I.R.S. Identification Nos. of above person (entities only) Riley Investment Management LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares	5	Sole Voting Power 770,236[1]
Beneficially Owned by	6	Shared Voting Power 1,041,150[2]
Each Reporting	7	Sole Dispositive Power 770,236[1]
Person With	8	Shared Dispositive Power 1,041,150[2]
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,733,265[2]
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [X]
11	Percent of Class Represented by Amount in Row (9) 6.5%[3]
12	Type Of Reporting Person (See Instructions) IA

———————

1

Because Riley Investment Management LLC has sole investment and voting power over 532,452 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and 237,784 shares held in managed accounts by its investment advisory clients, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 1,041,150 shares of Common Stock held by its investment advisory clients, 963,029 of which are held in managed accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P. Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

3

Based on 26,646,980 shares of Common Stock outstanding at February 1, 2008, as reported in Integrated Silicon Solution, Inc.’s (the “Issuer”) Quarterly Report on Form 10-Q for the quarter ended December 31, 2007 filed with the Securities and Exchange Commission on February 11, 2008.

CUSIP No. 45812P107	13G	Page 4 of 11 Pages

1	Name of Reporting Persons. I.R.S. Identification Nos. of above person (entities only) B Riley & Co., LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares	5	Sole Voting Power -0-
Beneficially Owned by	6	Shared Voting Power 320,145[1]
Each Reporting	7	Sole Dispositive Power -0-
Person With	8	Shared Dispositive Power 320,1451
9	Aggregate Amount Beneficially Owned by Each Reporting Person 320,145
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 1.2%[2]
12	Type Of Reporting Person (See Instructions) BD

———————

1

B. Riley & Co., LLC has shared voting and dispositive power over 320,145 shares of Common Stock held by a managed account, with which it is indirectly affiliated.

2

Based on 26,646,980 shares of Common Stock outstanding at February 1, 2008, as reported in Integrated Silicon Solution, Inc.’s (the “Issuer”) Quarterly Report on Form 10-Q for the quarter ended December 31, 2007 filed with the Securities and Exchange Commission on February 11, 2008.

CUSIP No. 45812P107	13G	Page 5 of 11 Pages

1	Name of Reporting Persons. I.R.S. Identification Nos. of above person (entities only) B Riley & Co. Retirement Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares	5	Sole Voting Power 74,674
Beneficially Owned by	6	Shared Voting Power -0-
Each Reporting	7	Sole Dispositive Power 74,674
Person With	8	Shared Dispositive Power -0-
9	Aggregate Amount Beneficially Owned by Each Reporting Person 74,674
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) .3%[1]
12	Type Of Reporting Person (See Instructions) EP

———————

Based on 26,646,980 shares of Common Stock outstanding at February 1, 2008, as reported in Integrated Silicon Solution, Inc.’s (the “Issuer”) Quarterly Report on Form 10-Q for the quarter ended December 31, 2007 filed with the Securities and Exchange Commission on February 11, 2008.

CUSIP No. 45812P107	13G	Page 6 of 11 Pages

1	Name of Reporting Persons. I.R.S. Identification Nos. of above person (entities only) Bryant Riley
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares	5	Sole Voting Power 844,910[1]
Beneficially Owned by	6	Shared Voting Power 1,361,295[2]
Each Reporting	7	Sole Dispositive Power 844,910[1]
Person With	8	Shared Dispositive Power 1,361,295[2]
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,128,084[2]
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [X]
11	Percent of Class Represented by Amount in Row (9) 8.0%[3]
12	Type Of Reporting Person (See Instructions) IN

———————

1

Because Riley Investment Management LLC has sole voting and investment power over security holdings of Riley Investment Partners Master Fund, L.P.’s and certain managed accounts of its investment advisory clients and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 532,452 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and 237,784 shares held in managed accounts by its investment advisory clients. Includes 74,674 shares owned by B. Riley & Co. Retirement Trust. Because Mr. Riley, in his role as Trustee of the B. Riley & Co. Retirement Trust, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 74,674 shares owned by B. Riley & Co. Retirement Trust.

Riley Investment Management LLC has shared voting and dispositive power over 1,041,150 shares of Common Stock held by its investment advisory clients, 963,029 of which are held in managed accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P. Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for the investment advisory clients, Mr. Riley disclaims beneficial ownership of the non-affiliated shares. B. Riley & Co., LLC has shared voting and dispositive power over 320,145 shares of Common Stock held by a managed account.  Mr. Riley is the Chairman and sole indirect equity owner of B. Riley & Co., LLC.

CUSIP No. 45812P107	13G	Page 7 of 11 Pages

Based on 26,646,980 shares of Common Stock outstanding at February 1, 2008, as reported in Integrated Silicon Solution, Inc.’s (the “Issuer”) Quarterly Report on Form 10-Q for the quarter ended December 31, 2007 filed with the Securities and Exchange Commission on February 11, 2008.

CUSIP No. 45812P107	13G	Page 8 of 11 Pages

Item 1.

(a) Name of Issuer

Integrated Silicon Solution, Inc.

(b) Address of Issuer’s Principal Executive Offices

2231 Lawson Lane

Santa Clara, CA 95054

Item 2.

(a) Name of Person Filing

1.

Riley Investment Partners Master Fund, L.P. (Cayman Islands limited partnership)

Riley Investment Management LLC (Delaware limited liability company)

Bryant Riley (individual residing in California)

2.

B. Riley & Co., LLC Inc. (Delaware broker-dealer)

B. Riley & Co. Retirement Trust

(b) Address of Principal Business Office or, if none, Residence

1.

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

        2.

11100 Santa Monica Blvd.

Suite 800

Los Angeles, CA 90025

(c) Citizenship

United States

(d) Title of Class of Securities

Common Stock

(e) CUSIP Number

45812P107

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

CUSIP No. 45812P107	13G	Page 9 of 11 Pages

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

For each Reporting Person:

(a) Amount beneficially owned: Please see Line 9 on the cover sheet for each reporting person (including footnotes thereto).

(b) Percent of class: Please see Line 11 on the cover sheet for each reporting person (including footnotes thereto).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:   Please see Line 5 on the cover sheet for each reporting person (including footnotes thereto).

(ii) Shared power to vote or to direct the vote:   Please see Line 6 on the cover sheet for each reporting person (including footnotes thereto).

(iii) Sole power to dispose or to direct the disposition of:   Please see Line 7 on the cover sheet for each reporting person (including footnotes thereto).

(iv) Shared power to dispose or to direct the disposition of:   Please see Line 8 on the cover sheet for each reporting person (including footnotes thereto).

CUSIP No. 45812P107	13G	Page 10 of 11 Pages

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.

Identification and Classification of Members of the Group.

Not applicable

Item 9.

Notice of Dissolution of Group.

Not applicable

Item 10.

Certification

(b)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 45812P107	13G	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2008

Riley Investment Partners Master Fund, L.P.
By: Riley Investment Management, its General Partner

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Riley Investment Management, LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

B. Riley & Co. Retirement Trust

By:	/s/ Bryant R. Riley
Bryant R. Riley, Trustee

B. Riley & Co., LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Chairman

By:	/s/ Bryant R. Riley
Bryant R. Riley